

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 4, 2013

<u>Via E-mail</u>
Mr. James M. Cassidy
President and Director
Wallgate Acquisition Corporation
215 Apolena Avenue
Newport Beach, CA 92662

>   **Re: Wallgate Acquisition Corporation**
>   **Amendment No.2 to Registration Statement on Form 10**
>   **Filed February 20, 2013**
>   **File No. 0-54833**

Dear Mr. Cassidy:

   We reviewed the filing and have the comments below.

<u>Conflicts of Interest, page 26</u>

1.   Revise the second paragraph to reflect the current name of each registrant. For example, Backgate Acquisition Corporation should now be referred to as JMJP Partners, Inc. and Beachgate Acquisition Corporation as Essential Telecommunications, Inc.

<u>Financial Statements</u>

<u>General</u>

2.   We note you did not respond to comment four from our letter dated February 13, 2013. Since you did not withdraw your Form 10 prior to it going automatically effective, you are now subject to the reporting requirements of the Exchange Act. The Exchange Act requires that you file Forms 10-K and 10-Q even if we still have open comments on your Form 10. As previously requested, please immediately file your Form 10-Q for the most recent interim period subsequent to July 31, 2012. Please refer to Rule 13a-13 of the Exchange Act and General Instruction A to Form 10-Q.

You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any other questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director